SEC 10028084 MMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2010
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53212

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Derivatives Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

9 West 57th Street
(No. and street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmond Kenneally — **212-698-3309** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Desmond Kenneally, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Natixis Derivatives Inc., (the "Company") as of and for the year then ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Desmond Kenneally
Financial Principal

Subscribed to before me on
this 26th day of February 2010.

Notary Public

KHALED MOHIUDDIN
Notary Public - New York
Commission # 01MO6028843
Suffolk County
Commission Exp. August 09, 2013

NATIXIS DERIVATIVES INC.
(SEC I.D. No. 8-53212)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Natixis Derivatives Inc.

We have audited the accompanying statement of financial condition of Natixis Derivatives Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-12 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Derivatives Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

Natixis Derivatives Inc.
Statement of Financial Condition
December 31, 2009
(In thousands of U.S. dollars, except share data)

Assets		
Cash	$	217
Securities borrowed		141,884
Securities owned, at fair value		14,893
Derivative contracts, unrealized gains at fair value		255,718
Due from broker-dealer and clearing corporation, net		1,090
Accrued interest receivable		24
Deferred taxes, net		6,565
Receivable from counterparties		346
Total assets	$	420,737
Liabilities and Stockholder's Equity		
Liabilities		
Borrowings from an affiliate, net	$	50,673
Securities sold, but not yet purchased, at fair value		121,937
Derivative contracts, unrealized losses at fair value		54,865
Accrued interest payable		23
Payable to counterparties		51,427
Other liabilities		44
Total liabilities		278,969
Liabilities subordinated to claims of general creditors		120,000
Stockholder's equity		
Preferred stock, $0.01 par value, 1,000 shares authorized, no shares issued or outstanding		-
Common stock, $0.01 par value; 9,000 shares authorized, 300 shares issued and outstanding		-
Additional paid-in capital		45,812
Accumulated deficit		(24,044)
Total stockholder's equity		21,768
Total liabilities and stockholder's equity	$	420,737

The accompanying notes are an integral part of this statement of financial condition.

1. Business and Organization

Natixis Derivatives Inc. (the "Company"), a Delaware corporation is registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") derivatives dealer, as defined by SEC Rule 3b-13, whose business consists of eligible OTC derivative instruments, together with related cash and portfolio management activities. The Company is a wholly-owned subsidiary of Natixis North America Inc. ("NNA").

NNA is a wholly-owned subsidiary of Natixis S.A. ("Natixis Paris"), an entity incorporated in Paris, France. Natixis Paris was jointly owned by Groupe Banque Populaire ("GBP") and Caisse Nationale des Caisses d'Epargne ("CNCE"). Effective July 31, 2009, GBP and CNCE merged to create Group BPCE. As a result of the foregoing merger, Natixis Paris became a majority owned subsidiary of Group BPCE. NNA, along with other affiliates, comprise Natixis Paris corporate and investment banking activities in the United States.

2. Summary of Significant Accounting Policies

Basis of financial information

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition is stated in U.S. dollars.

Use of estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the valuation of derivative contracts, securities owned and securities sold but not yet purchased, at fair value.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. As of December 31, 2009 there were no cash equivalents. Amounts placed with affiliates are not considered cash and cash equivalents. At December 31, 2009, all cash balances were held at U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Securities owned, at fair value and securities sold, but not yet purchased, at fair value

The purchases and sales of securities owned and securities sold but not yet purchased are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations.

Derivative contracts and other financial instrument transactions and valuation

Derivative contracts are recorded at fair value in the statement of financial condition Derivative contracts are recorded on trade date. Unrealized valuation gains and losses on derivative contracts are reported in derivative contracts, unrealized gains at fair value and derivative contracts, unrealized losses at fair value in the statement of financial condition. Fair value is based on listed market prices, third party broker-dealer price quotations or the Company's valuation models. To

the extent listed or quoted prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. OTC derivative instruments are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curves and/or volatility factors of the underlying positions, credit, liquidity and other factors, as well as applicable trigger events. Because of the inherent uncertainty of internal models or management's estimate of fair value, the fair value derived may differ significantly from the fair value that would have been used had a ready market existed. These differences could be material.

The Company has identified the valuation of financial instruments as a critical accounting policy due to the complex nature of certain of its products, the degree of judgment required to appropriately value these products and the impact of such valuation on the financial condition of the Company. The Company's financial instruments, other than those financial instruments recorded at contracted amounts, can be aggregated in three categories:

Level 1 - Financial instruments with fair values based on quoted market prices or for which the Company has independent external valuations

The Company's valuation policy is to use dealer quotations and quoted market prices from securities and derivatives exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily exchange-traded derivatives and listed equities.

Level 2 - Financial instruments with fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources

The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions.

This subjectivity makes these valuations inherently less reliable than quoted market prices. Financial instruments in this category include non-exchange-traded derivatives such as certain equity option contracts, interest rate swaps and equity swaps.

Level 3 - Financial instruments with fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

The Company engages in an ongoing internal review of its valuation approach and practices. Typical approaches include valuation comparisons with external sources, comparisons with observed trading, comparisons of key model valuation inputs, independent trade modeling and a variety of other techniques.

Fair value of financial instruments
The Company's assets and liabilities are carried at fair value or contracted amounts which the Company believes approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, non-customer payables, and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company clears its equity and listed option transactions through an unaffiliated prime broker. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, other broker-dealers and depositories or banks, are unable to fulfill their contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis.

Securities borrowed and securities loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender while for securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or excess collateral retrieved, as applicable. Accrued interest on these transactions is recorded within accrued interest receivable or payable in the statement of financial condition.

Short term deposits and borrowings
Short term deposits and borrowings are carried at the principal amount deposited or borrowed plus accrued interest. These amounts are generally transacted with affiliates.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA. Amounts receivable or payable with NNA related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

3. Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC")

In July 2009, the FASB launched the FASB Accounting Standards Codification (the "Codification" or ASC 105) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption did not have a material effect on the Company's statement of financial condition.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("ASC 860")

In February 2008, the FASB amended accounting principles related to transfers of financial assets and repurchase financing transactions which are now codified in ASC 860. These amended principles require an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction (for purposes of determining whether a sale has occurred) unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. The Company adopted these amended accounting principles for new transactions entered into after December 2008. The adoption of these amended accounting principles did not have a material effect on the Company's statement of financial condition.

Disclosures about Derivative Instruments and Hedging Activities ("ASC 815")

In March 2008, the FASB amended principles related to disclosures about derivative instruments and hedging activities, which were effective for fiscal years beginning after November 15, 2008. These amended principles are now codified in ASC 815. Since these amended principles require only additional disclosures concerning derivatives and hedging activities, adoption did not have a material effect on the Company's statement of financial condition.

Accounting for Uncertainty in Income Taxes ("ASC 740")

In December 2008, the FASB amended accounting principles for certain non-public companies which delayed the implementation of accounting principles related to the accounting for uncertain income tax positions until fiscal years beginning after December 15, 2008. Specifically, these accounting principles, which are now codified in ASC 740, require management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The

adoption of these amended accounting principles did not have a material effect on the Company's statement of financial condition.

Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("ASC 820")

In April 2009, the FASB amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended accounting principles, which are now codified in ASC 820, list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. Since the Company's fair value methodologies were consistent with these amended accounting principles, their adoption did not have a material effect on the Company's statement of financial condition.

Subsequent Events ("ASC 855")

In May 2009, as amended in February 2010, the FASB issued amended accounting principles related to subsequent events, which clarify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles, which are now codified in ASC 855, do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued) and for certain filers do not require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not have a material effect on the Company's statement of financial condition.

Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value*. ASU No. 2009-05 provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. ASU No. 2009-05 is effective for financial statements issued for the first reporting period beginning after issuance of the ASU and was adopted by the Company as of December 31, 2009. The adoption of ASU No. 2009-05 did not have a material effect on the Company's statement of financial condition.

4. Derivative Contracts

In the normal course of business, the Company enters into transactions involving derivatives with off-balance sheet risk including interest rate swaps, equity swaps and options and futures. These financial instruments are held for proprietary trading purposes and to manage the Company's own exposure to market and interest rate risk.

Futures contracts are standardized exchange-traded agreements which provide for the delayed delivery or receipt of the underlying, in the case physical settlement is required, or cash, when non-

physical settlement is required, with the seller agreeing to make delivery at a specified future date, at a specified price or yield. Equity options are either negotiated over-the-counter or are standardized contracts executed on an exchange. An option contract provides the holder the right, but not the obligation, to purchase from or sell to the option writer an underlying financial instrument at a specified price within a specified period of time. As a writer of options, the Company receives a premium for bearing the risk of an unfavorable change in the price of the financial instrument underlying the option. When the Company purchases an option contract, it pays a premium for the right to buy or sell a financial instrument within a specified period of time or on a specific date.

Interest rate and equity swaps are transactions that generally involve the exchange of fixed and floating interest rate or equity obligations without the exchange of the underlying principal amounts. Risk arises from the potential inability of exchanges or counterparties to perform under the terms of the contracts and from changes in securities' values and interest rates. The credit risk associated with futures contracts is limited due to the daily settlement of open contracts with the clearing corporation of the exchange on which the instrument is traded. The Company manages the risk by monitoring the fair value of the contracted securities or financial instruments and reviewing the creditworthiness of counterparties.

The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the fair value of the amounts reflected on the Company's statement of financial condition. The gross number of derivative contracts is used to express the volume of these transactions and do not represent the amounts potentially subject to market or credit risk. In addition, management believes the measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

The fair value and number of open contracts of the Company's derivative exposures by major product type on a gross basis as of December 31, 2009 consisted of the following (in thousands of U.S. dollars, except number of contracts):

	Derivative Assets	Derivative Liabilities	Number of Contracts
Equity options contracts	$ 252,967	$ 54,865	216
Interest rate swaps	2,752	-	7
	$ 255,718	$ 54,865	223

Included in equity options contracts are listed equity options owned, at fair value, that are pledged to the clearing broker of $20.6 million which is included in derivative assets in the foregoing table.

The Company receives securities as collateral in connection with its derivative activities. These securities may be used to enter into securities lending transactions or to cover short positions. As of December 31, 2009, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was approximately $40.7 million, which was used to cover short sales.

In connection with its derivative activities, the Company pledges or receives collateral as required. Collateral received and pledged is recorded gross in the statement of financial condition in payables to counterparties and receivables from counterparties, respectively. At December 31,

2009, the Company received and pledged cash collateral of $10.7 million and $0.3 million, respectively.

The Company may enter into written equity put options that meet the definition of a guarantee under the Codification. The accounting principles do not require disclosure about derivative contracts if such contracts may be settled in cash and the Company has no basis to conclude that it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. As of December 31, 2009, these derivatives represent a total notional amount of $17.7 million and a negative fair value of $1.3 million which is recorded in derivative contracts, unrealized losses at fair value on the statement of financial condition.

5. Securities Owned, at Fair Value and Securities Sold, But Not Yet Purchased, at Fair Value

Securities owned and securities sold, but not yet purchased, at fair value consist primarily of equity securities at fair value. The Company's agreement with its clearing broker permits the clearing broker to use the Company's securities owned as collateral for borrowings, for securities sold not yet purchased and related activities. Securities owned may also include securities pledged as collateral for securities lending transactions where the counterparty has the right to sell or repledge the securities.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified equity securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities on the statement of financial condition as of December 31, 2009 at fair value. However, these transactions may result in additional risk if the fair value of the securities changes subsequent to December 31, 2009. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The Company's cash instruments and listed options are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices from securities and derivatives exchanges, dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market-clearing

transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as certain forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when the significant inputs can be corroborated to market evidence.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements on a Recurring Basis as of December 31, 2009 (in thousands of U.S. dollars)			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities owned, at fair value	$ 14,893	$ -	$ -	$ 14,893
Derivative contracts, unrealized gains at fair value	20,590	235,128	-	255,718
Liabilities:				
Securities sold, but not yet purchased, at fair value	$ 121,937	$ -	$ -	$ 121,937
Derivative contracts, unrealized losses at fair value	9,323	45,542	-	54,865

During the year ended December 31, 2009, there were no transfers to or from the level 3 category.

7. Related Party Transactions

In its normal course of business, the Company executes securities borrowing and lending transactions with Natixis Securities North America Inc. ("NSNA"), an affiliated broker dealer. At December 31, 2009, the amounts outstanding under securities borrowed transactions with NSNA were $101.2 million. Additional information regarding collateral received in connection with these securities borrowing transactions is provided within Note 12.

The Company enters into short term deposit and borrowing transactions with Natixis Financial Products Inc. ("Natixis FP") which are recorded net in the statement of financial condition. At December 31, 2009, the Company had net borrowings of $176.0 million of loans from Natixis FP at interest rates below 1% and maturing in one day. This amount is recorded within borrowings with an affiliate, net, in the statement of financial condition.

In addition to the net short term borrowings with affiliates and in conjunction with a formal netting arrangement between the Company and other subsidiaries of NNA, all receivables and payables including amounts related to current taxes with affiliates are settled on a net basis. At December 31, 2009, the Company recorded net receivables of $124.1 million, all of which is with Natixis FP. This amount is recorded within borrowings with an affiliate, net, in the statement of financial condition.

The Company has a $120.0 million subordinated loan from NNA that has a scheduled maturity date of May 15, 2015 and accrues interest at three-month LIBOR plus 25 basis points. The Company estimates that the fair value of its subordinated loan approximates its carrying value.

The Company is charged by NNA for a range of support services including credit support, human resources, management, accounting, operations, information systems, office space, legal and other support services. Certain support services are also provided to NNA and its subsidiaries by other affiliates who charge NNA for the services. NNA, in turn, allocates these costs to its subsidiaries.

The Company and Natixis Paris entered into a guarantee agreement whereby all of the Company's market obligations are fully guaranteed by Natixis Paris.

8. Employee Benefit Plans and Employee Incentive Plan

Employees of the Company participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company contributes a discretionary contribution of up to the maximum amount permitted by the Internal Revenue Code. The matching portion vests in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in the Long Term Incentive ("LTI") plans sponsored by NNA. These plans provide for grants of units, the value of which is derived in accordance with the LTI plan documents. The cost of the LTI plans are accrued by the Company over the vesting periods of the units.

9. Income Taxes

At December 31, 2009, the significant components of the Company's net deferred tax assets are set forth below (in thousands of U.S. dollars):

Deferred tax assets	
Net operating losses	$ 6,475
Other	90
Gross deferred tax assets before valuation allowance	6,565
Valuation allowance	-
Deferred taxes, net	$ 6,565

The Company has recorded a receivable from NNA of $1.2 million related to current taxes which is included in borrowings from an affiliate, net, in the accompanying statement of financial condition.

At December 31, 2009, the Company has federal net operating losses carried forward of approximately $16.1 million, which will expire as follows: $5.0 million in 2027, $8.6 million in 2028 and $2.5 million in 2029. At December 31, 2009, the Company has state net operating losses carried forward of approximately $19.6 million, which will expire as follows: $5.9 million in 2027, $11.2 million in 2028 and $2.5 million in 2029. At December 31, 2009, the Company has local net operating losses carried forward of approximately $2.5 million which will expire in 2029.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NNA consolidated Federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforwards.

The adoption of *Accounting for Uncertainty in Income Taxes* in accordance with ASC 740 as of January 1, 2009 did not result in any change to the Company's liability of uncertain tax positions as of that date. At December 31, 2009, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of financial condition.

The Company's federal, state and local income tax returns as part of the NNA group are routinely subject to examination from various governmental taxing authorities. The Company's federal income tax returns for years after 2003 may still be examined by the Internal Revenue Service. Currently, the Internal Revenue Service is conducting an examination for years 2005 through 2007. New York State income tax examinations are underway for years 2005 through 2007. The Company's New York City income tax returns for years after 2006 may still be examined. It is not possible to estimate when those examinations currently underway may be completed.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2009.

10. Due from broker-dealer and clearing corporation, net

As of December 31, 2009, amounts due from broker-dealer and clearing corporation, net consist of the following amounts:

	(In thousands of U.S. dollars)
Cash margin deposits	$ 2,264
Net trade date accrual	(1,174)
	$ 1,090

11. Regulatory Requirements

The Company is a registered U.S. broker-dealer, which is subject to the SEC's Uniform Net Capital Rule, and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. Under this method, the Company's required minimum net capital is $20.0 million under Rule 15c3-1. As of December 31, 2009, the Company had regulatory

net capital, as defined, of $122.3 million, which exceeded the minimum net capital requirement, as defined, by $102.3 million.

The aforementioned subordinated loan qualifies as equity capital for regulatory purposes. The subordinated loan may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 for the year ended December 31, 2009.

12. Collateral Arrangements

The Company receives securities as collateral in connection with its secured lending activities. These securities may be used to enter into securities lending transactions or to cover short positions. As of December 31, 2009, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was approximately $101.2 million of which $81.2 million has been re-pledged as of December 31, 2009 to cover short sales.

13. Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company clears all of its securities and listed options transactions through a clearing broker. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with whom it conducts business. During the year ended December 31, 2009, the Company incurred no loss from counterparties non performance.

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the

Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2009.

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Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Natixis Derivatives Inc.
9 West 57th Street
New York, NY, 10019

In planning and performing our audit of the financial statements of Natixis Derivatives Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-12(h)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-12(h)(1) in making the periodic computations of net capital under 15c3-1.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-12(h) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-12(h) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP